UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. 2)1

Money4Gold Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

 (Title of Class of Securities)

60936N102

(CUSIP Number)

Daniel Brauser

200 E Broward Blvd.

Suite 1200

Fort Lauderdale, FL 33301

 (954) 915-1550

Hakan Koyuncu

200 E Broward Blvd.

Suite 1200

Fort Lauderdale, FL 33301

(954) 915-1550

Todd Oretsky

200 E Broward Blvd.

Suite 1200

Fort Lauderdale, FL 33301

(954) 915-1550

Douglas Feirstein

200 E Broward Blvd.

Suite 1200

Fort Lauderdale, FL 33301

 (954) 915-1550

With copies to:

Harris Cramer LLP

1555 Palm Beach Lakes Blvd., Suite 310

West Palm Beach, FL 33401

Attention: Michael D. Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

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1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Brauser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 9,966,669
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 9,966,669
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,045,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%(1)
14	TYPE OF REPORTING PERSON IN

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(1)

Based upon 182,640,673 shares of Common Stock outstanding as of December 30, 2009.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hakan Koyuncu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Turkey
NUMBER OF	7	SOLE VOTING POWER 14,800,001
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 14,800,001
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,045,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6%(1)
14	TYPE OF REPORTING PERSON IN

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(1)

Based upon 182,640,673 shares of Common Stock outstanding as of December 30, 2009.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Todd Oretsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 14,537,037 (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 14,537,037(1)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,045,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6%(2)
14	TYPE OF REPORTING PERSON* IN

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(1)

These shares are held by Jack Oretsky Holdings, LLC, a limited liability company by which Mr. Oretsky is the sole manager.

(2)

Based upon 182,640,673 shares of Common Stock outstanding as of December 30, 2009.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas Feirstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 26,074,669
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 26,074,669
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,045,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6%(1)
14	TYPE OF REPORTING PERSON* IN

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(1)

Based upon 182,640,673 shares of Common Stock outstanding as of December 30, 2009.

Item 3.

Source or Amount of Funds or Other Consideration.

As more fully described in Item 4 of the initial Schedule 13D (the “Initial Schedule 13D”) filed on May 18, 2009, the Company, MGE Enterprises Corporation (“MGE”) and MGE’s shareholders entered into a share exchange agreement (the “Share Exchange Agreement”).  Under the Share Exchange Agreement, Messrs. Oretsky and Feirstein, two principal shareholders of MGE, acquired 21,537,037 and 26,074,669 shares of the Company’s common stock, respectively.  Messrs. Brauser and Koyuncu acquired their shares as founders of the Company.  A Schedule 13D/A was filed to amend the Initial Schedule 13D to disclose a sale of 2,000,000 shares beneficially owned by Mr. Oretsky.  This Schedule 13D/A is being filed to disclose a subsequent sale of 5,000,000 shares beneficially owned by Mr. Oretsky.  As originally reported in the Initial Schedule 13D, the Reporting Persons in this Schedule 13D/A entered into a stockholders agreement whereby the Reporting Persons agreed to vote together on certain matters referred to in Item 4 (the “Stockholders Agreement”).  A waiver to the Stockholders Agreement, was executed by Messrs. Brauser, Koyuncu and Feirstein.  Each Reporting Person expressly disclaims any beneficial ownership in the common stock of the Company owned by the others, and the reporting of joint beneficial ownership shall not be deemed to be an admission that he beneficially owns the common stock owned by the other Reporting Persons.

Item 5.

Interest in Securities of the Issuer.

(a)  Daniel Brauser owns 9,633,335 shares of the Company’s common stock.  This amounts to approximately 5.3% of the outstanding shares as of December 30, 2009.  Hakan Koyuncu owns 14,800,001 shares of the Company’s common stock.  This amounts to approximately 8.1% of the outstanding shares as of December 30, 2009.  Todd Oretsky beneficially owns 14,537,037 shares of the Company’s common stock.  This amounts to approximately 8.0% of the outstanding shares as of December 30, 2009.  Mr. Oretsky’s shares are held by the Jack Oretsky Holdings, LLC, of which Mr. Oretsky is the sole manager.  Douglas Feirstein owns 26,074,669 shares of the Company’s common stock.  This amounts to approximately 14.3% of the outstanding shares as of December 30, 2009.

(b)  Each of the Reporting Persons has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the Reporting Person.

(c)  Except as described in this Schedule 13D, the Reporting Persons did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

(d)  Not Applicable.

(e)  Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2009

By:	/s/ DANIEL BRAUSER

/s/ HAKAN KOYUNCU

/s/ TODD ORETSKY

/s/ DOUGLAS FEIRSTEIN

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).